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SECURITI 19010579)N

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SEC Mail Processing Section
MAY 29 2019
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2018** (MM/DD/YY) AND ENDING **MARCH 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **LIBERTY GLOBAL CAPITAL SERVICES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 WINDSOR ROAD
(No. and Street)

WABAN	**MA**	**02468**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN JOHNSON **617-451-9595**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

page 1 of 2
RMS

OATH OR AFFIRMATION

I, **KEVIN JOHNSON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **LIBERTY GLOBAL CAPITAL SERVICES, LLC**, as of **MARCH 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KEVIN JOHNSON

Signature

CEO

Title



LORENC BUSHI
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 23, 2026

Public Notary

DATE 05/23/2019.

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Liberty Global Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberty Global Capital Services, LLC as of March 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Global Capital Services, LLC as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility Liberty Global Capital Services, LLC's management. Our responsibility is to express an opinion on Liberty Global Capital Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberty Global Capital Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II (see page numbers 10 and 11) have been subjected to audit procedures performed in conjunction with the audit of Liberty Global Capital Services, LLC's financial statements. The supplemental information is the responsibility of Liberty Global Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Liberty Global Capital Services, LLC's auditor since 2019.

Maitland, Florida

May 22, 2019

Liberty Global Capital Services, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended March 31, 2019

ASSETS

CURRENT ASSETS	
Cash in Bank	$103,596
Accounts Receivable	288,921
Deposit	1,000
Total Current Assets	393,517
PROPERTY AND EQUIPMENT	0
TOTAL ASSETS	**$ 393,517**

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 5,162
Accrued Expenses	500
Total Current Liabilities	5,662
LONG-TERM LIABILITIES	
Total Liabilities	5,662
MEMBERS' EQUITY	
Members' Equity	387,855
Total Members' Equity	387,855
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 393,517**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended March 31, 2019

Revenues	
Private Placements	$100,970
Total Revenues	100,970
Operating Expenses	
Communications and data processing	6,203
Other expenses	49,961
Total Operating Expenses	56,164
Operating Income (Loss)	44,806
Net Income (Loss)	**44,806**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended March 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	$44,806
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Accounts Receivable	230,066
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	329
Total Adjustments	230,395
Net cash provided by (Used in) Operating Activities	275,201
CASH FLOWS FROM INVESTING ACTIVITIES	
Depreciation of Fixed Assets	0
Net cash provided by (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(330,000)
Net Cash Provided By (Used In) Financing Activities	(330,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(54,799)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	158,395
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$103,596**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Changes in Members Equity

As of and for the Year-Ended March 31, 2019

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at April 1, 2018	$105,000	$568,049	$673,049
Net Income for the year ended March 31, 2019	-	44,806	44,806
Member Contributions	-	-	-
Member Distributions	-	330,000	330,000
Prior Period Adjustment	-	-	-
Balance at March 31, 2019	$ 105,000	$ 282,855	$ 387,855

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
Notes to Financial Statements
As of and for the Year-Ended March 31, 2019

NOTE A- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Global Capital Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was formed as a Limited Liability Company on April 6, 2004. The Financial Industry Regulatory Authority, Inc. (FINRA) FINRA approved the Company's application to provide private placement services for its clients. The Company has adopted a fiscal year ending March 31. The firm had a change of ownership during the 2017 fiscal year, from 100% ownership by Kevin Johnson, to 100% ownership by Liberty Global Advisory Services, LLC, which is co-owned 50-50 by Kevin Johnson and Ernest Lambers. The change of ownership was approved by FINRA as of May 10, 2016.

Description of Business

The Company, located in Boston, MA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company operates under SEC Rule 15(k)(2)(i) which provides an exemption for "A Special Account of the Benefit of Customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable- Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2019

Revenue from Contracts with Customers

Revenue from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, The Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At March 31, 2019, there were no advances to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Liberty Global Capital Services, LLC, a limited liability company has elected to be taxed as a partnership. The federal taxation occurs at the level of the ownership of the partnership.

Concentration

The company has revenue concentrations; the firm specializes in private placements. Two private placements accounted for eighty five percent of revenues.

NOTE B – COMMITMENTS AND CONTINGENCIES

Liberty Global Capital Services, LLC does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE C- ADVERTISING

The advertising amount for the fiscal year ending March 31, 2019 was $0.00.

NOTE D- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended March 31, 2019 or net income for the preceding year-end.

In February 2016, the FASB issued ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2019

Note E- STATEMENT RELATED TO UNIFORM NET CAPITAL RULE

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31,2019 the Company had net capital of $97,934 which was $92,934 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.78%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1

NOTE F- INCOME TAX

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE G- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 22, 2019 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I
Liberty Global Capital Services, LLC
Computation of Net Capital
As of and for the Year-Ended March 31, 2019

Computation of Net Capital

Stockholder's Equity		$ 387,855
Non-Allowable Assets		
Other Assets	$ 1,000	
Property & Equipment	0	
Accounts Receivable -other	288,921	
Total Non-Allowable Assets		(289,921)
Haircuts on Securities Positions		
Securities Haircuts	0	
Undue Concentration Charges	0	
Total Haircuts on Securities Positions		0
Net Allowable Capital		97,934

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 377
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 92,934

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$5,662
Percentage of Aggregate Indebtedness to Net Capital	5.78 %

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of March 31, 2019.

Schedule II
Liberty Global Capital Services, LLC
Information relating to Exemptive Provision requirements under SEA Rule 15c3-3

As of and for the Year-Ended **March 31, 2019**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under sub paragraph (k)(2)(i) of the Rule.

With respect to the information relating to Possession and Control requirements under rule 15c3-3, the Company qualifies for exemption under sub paragraph (k)(2)(i) of the Rule.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Liberty Global Capital Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Liberty Global Capital Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Global Capital Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Liberty Global Capital Services, LLC stated that Liberty Global Capital Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Global Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Global Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

May 22, 2019

Liberty Global Capital Services, LLC

May 15, 2019

Pam Ohab
Ohab and Company, P.A.
100 E. Sybelia Avenue, suite 130
Maitland, FL 32751

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE March 31, 2019

Dear Ms. Ohab,

Please be advised that Liberty Global Capital Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of April 1, 2018 through March 31, 2019. Liberty Global Capital Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (assist clients in raising funds for limited liability partnerships). Liberty Global Capital Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, April 6, 2004.

Kevin Johnson has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Liberty Global Capital Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (617) 451-9595.

Very truly yours,



Liberty Global Capital Services, LLC.
Kevin Johnson
CEO